X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

04 JAN 22 AM 7:21

04012317

DELIVERED BY MAIL

SUPPL

January 12, 2004

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Enclosed, please find the latest news release for X-Cal Resources Ltd., dated January 12, 2004.

Sincerely,
X-CAL RESOURCES LTD.

Karen McNair.
/km

encl

dlw 1/22

X-Cal Resources Ltd.

04 JAN 22 AM 7:21

TSX/XCL **January 12, 2004**

News Release

SLEEPER OPTION EXERCISED, JOINT VENTURE BEGINS

X-Cal Resources Ltd. has exercised its option on the Kinross Interests in the Sleeper Gold Property and has established a joint venture with New Sleeper Gold Corp. to explore the 30 square mile (20,000 acre) Sleeper Gold District, located on the Battle Mountain Trend in Humboldt County, Nevada.

The exercise of X-Cal's option on the Kinross Interests in the area is an important milestone which has resulted in 100% consolidation of the mineral lands in the Sleeper Gold District into one property. Prior to option exercise, Kinross and X-Cal each held 50% of the mineral rights for 15,000 acres while X-Cal held 100% of the mineral rights in an additional 5,000 acres of the district.

Concurrent with the option exercise, X-Cal and New Sleeper Gold Corp. have established a 50/50 joint venture to explore the Sleeper Gold District. X-Cal will contribute all of its Sleeper Area lands to the joint venture. New Sleeper has contributed US$20 million and will manage the joint venture. The principals of New Sleeper are David Fennell (Executive Vice Chairman of Miramar Mining Corporation) and James Crombie (previously President of Ariane Gold). New Sleeper has announced intentions to merge with Upland Resource Corporation, which trades on the TSX Venture Exchange under the symbol ULC.

The financing delivered by New Sleeper is allocated between option exercise costs, bonding of the project and exploration.

An aggressive exploration program with a budget of US$8-10 million will begin within 30 days and continue throughout 2004. The work programs will be carried out by an exploration team composed of X-Cal and New Sleeper personnel. The exploration team will include Winthrop Rowe, M.Sc., Ken Snyder, Ph.D., Larry Kornze, P.Eng. and Keith Blair, M.Sc., and will be managed by Adrian Fleming, P.Geo., of New Sleeper.

The expanded Sleeper exploration team (X-Cal/New Sleeper) is compiling data from the 2003 work program in anticipation of increased exploration activity throughout 2004.

• • • • • • •

Visit our Website: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*